Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

BSQUARE CORPORATION

at

$1.90 Per Share

by

KONTRON MERGER SUB., INC.
a wholly owned subsidiary of
KONTRON AMERICA, INCORPORATED
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON NOVEMBER 21, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
Kontron Merger Sub., Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (which we refer to as “Parent”), is offering to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Bsquare Corporation, a Washington corporation (which we refer to as “BSQR” or the “Company”), at a price of $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and BSQR. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into BSQR (the “Merger”) as soon as practicable without a vote of the shareholders of BSQR in accordance with Section 23B.11.030(9) of the Business Corporation Act of the State of Washington (“WBCA”), with BSQR continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Parent, Merger Sub or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by shareholders who validly exercise dissenters’ rights under Washington law with respect to such Shares) will be automatically cancelled and converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes. As a result of the Merger, BSQR will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.
The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:
•	the Minimum Condition (as described below);
•	the Governmental Impediment Condition (as described below); and
•	the CFIUS Approval Condition (as described below).
The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., on November 21, 2023 (the “Expiration Date”, unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger

Sub, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication).
The Governmental Impediment Condition requires that there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the execution and delivery of the Merger Agreement, and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), nor has there been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger.
The CFIUS Approval Condition provides that, to the extent required: (i) the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA (the “CFIUS Notice”) and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions. See Section 15 — “Conditions to the Offer.”
The board of directors of BSQR (which we refer to as the “BSQR Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of BSQR and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by BSQR of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 23B.11.030(9) of the WBCA and (v) resolved to recommend that the shareholders of BSQR accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.
October 24, 2023

IMPORTANT
If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Broadridge Corporate Issuer Solutions, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).
* * * * *
Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.
The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Email: BSQR@dfking.com

Shareholders may call toll free: (800) 967-5084

Banks and Brokers may call collect: (212) 269-5550

October 24, 2023

SUMMARY TERM SHEET
The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Merger Sub have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning BSQR contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Merger Sub by BSQR or has been taken from or is based upon publicly available documents or records of BSQR on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources at the time of the Offer). Parent and Merger Sub have not independently verified the accuracy and completeness of such information.
Securities Sought	All issued and outstanding shares of common stock, no par value per share, of Bsquare Corporation (the “Shares”). See Section 1 — “Terms of the Offer.”

Price Offered Per Share
$1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes. As a result of the Merger, BSQR will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. See Section 1 — “Terms of the Offer.”

Scheduled Expiration of Offer	End of the day, one minute after 11:59 P.M., Eastern Time, on November 21, 2023, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Merger Sub
Kontron Merger Sub., Inc., a Delaware corporation and a wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation. See the “Introduction” and Section 8 — “Certain Information Concerning Kontron AG, Parent and Merger Sub.”

Who is offering to purchase my shares?
Kontron Merger Sub., Inc., or “Merger Sub”, a wholly owned subsidiary of Kontron America, Incorporated, or “Parent”, is offering to purchase for cash all of the issued and outstanding Shares. Merger Sub is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Merger Sub will be merged with and into BSQR. See the “Introduction” and Section 8 — “Certain Information Concerning Kontron AG, Parent and Merger Sub.”
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” to refer to Kontron America, Incorporated alone, the term “Merger Sub” to refer to Kontron Merger Sub., Inc. alone and the terms “BSQR” and the “Company” to refer to Bsquare Corporation alone.
What are the classes and amounts of securities sought in the Offer?
We are offering to purchase all of the outstanding Shares of BSQR on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to Shares of BSQR common stock.
See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire the entire equity interest in BSQR. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends immediately thereafter to cause Merger Sub to consummate the Merger (as described below). Upon consummation of the Merger, BSQR would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $1.90 per Share net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”
Is there an agreement governing the Offer?
Yes. Parent, Merger Sub and BSQR have entered into an Agreement and Plan of Merger, dated as of October 11, 2023 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions to the Offer and the subsequent merger of Merger Sub with and into BSQR (the “Merger”). If the Minimum Condition (as defined below) is satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote by the shareholders of BSQR pursuant to Section 23B.11.030(9) of the Business Corporation Act of the State of Washington (“WBCA”).
See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions to the Offer.”
Will you have the financial resources to make payment?
Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Merger Sub to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding In The Money Options (as defined below), vested Company RSUs (as defined below) and vested Company PSUs (as defined below), is approximately $38 million, plus related fees and expenses. Parent anticipates funding such cash requirements from its cash on hand.
See Section 9 — “Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not think our or Merger Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is not subject to any financing condition;
•	if Merger Sub consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;
•	the Offer is being made for all outstanding Shares solely for cash; and
•
Parent and/or one or more of its affiliates has, and will arrange for Merger Sub to have, sufficient funds available to pay the Offer Price in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date (as defined below) and to acquire the remaining outstanding Shares in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?
You will have until the end of the day, one minute after 11:59 P.M., Eastern Time, on November 21, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement and (B) April 10, 2024 (the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent.
We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) has not been satisfied or waived (to the extent waivable by Merger Sub or Parent), Merger Sub or Parent may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition; (ii) Merger Sub will, and Parent will cause Merger Sub to, extend the Offer for: (A) any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer; and (B) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any applicable antitrust or competition-related law has expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of BSQR, Merger Sub will, and Parent will cause Merger Sub to, extend the Offer for an additional period of not more than ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition. However, Parent or Merger Sub is not required to extend the Offer beyond the Extension Deadline and may not extend the Offer beyond the Extension Deadline without BSQR’s consent. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.
See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, LLC which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.
See Section 1 — “Terms of the Offer.”
Will there be a subsequent offering period?
No. The Merger Agreement does not contemplate a subsequent offering period for the Offer and we expect the Merger to occur as promptly as practicable after the consummation of the Offer and we acquire more than 66 2/3% of the Shares in the Offer, without a subsequent offering period.
What are the conditions to the Offer?
The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):
•
the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, at the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication) (the “Minimum Condition”);
•
there has not been any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of any of the execution and delivery of the Merger Agreement, and all of the transactions contemplated by the Merger Agreement and the Tender and Support Agreements, dated as of October 11, 2023, among Parent, Merger Sub and the BSQR shareholders party thereto (the “Support Agreements”), including the Offer and the Merger (the “Transactions”), nor has there been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “Governmental Impediment Condition”);

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);
•
the accuracy of the representations and warranties made by BSQR in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•
the performance or compliance of BSQR in all material respects with all of the obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•
since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”);

•
to the extent required, the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA (the “CFIUS Notice”) and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions (the “CFIUS Approval Condition”); and

•
Parent and Merger Sub have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied.

Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the prior written consent of BSQR, Parent and Merger Sub are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions on or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, Termination Condition, or the Government Impediment Condition, (vi) otherwise amend or modify any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer may not be withdrawn prior to the Expiration Date of the Offer unless the Merger Agreement is terminated in accordance with its terms.
See Section 15 — “Conditions to the Offer.”
Have any BSQR shareholders entered into agreements with Parent, Merger Sub or their affiliates requiring them to tender their Shares pursuant to the Offer?
Yes. In connection with the execution of the Merger Agreement, Parent entered into separate Support Agreements with certain shareholders of BSQR, as well as each director and executive officer of BSQR (the “Supporting Shareholders”). Subject to the terms and conditions of the Support Agreements, each of the Supporting Shareholders agreed, among other things, subject to certain exceptions, to tender his or her Shares (including any Shares acquired upon the exercise of Company Options (as defined below)), pursuant to the Offer, which Shares represent in the aggregate approximately 17.3% of BSQR’s total outstanding Shares as of October 6, 2023, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreements.
How do I tender my Shares?
If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two (2) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that two (2) trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after December 26, 2023, which is the first business day following the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for payment the Shares validly tendered in the Offer.
See Section 4 — “Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.
See Section 4 — “Withdrawal Rights.”

What does the BSQR board of directors think of the Offer?
The board of directors of BSQR (which we refer to as the “BSQR Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of BSQR and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by BSQR of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 23B.11.030(9) of the WBCA and (v) resolved to recommend that the shareholders of BSQR accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with BSQR.” A more complete description of the reasons for the BSQR Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all BSQR shareholders together with this Offer to Purchase.
If the Offer is completed, will BSQR continue as a public company?
No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware and Washington law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.
See Section 13 — “Certain Effects of the Offer.”
Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?
Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer or to consummate the Merger. We may not waive the Minimum Condition without the consent of BSQR, and if BSQR provides such consent it would call a special meeting of shareholders to approve the Transaction. We are not required to request that BSQR waive the Minimum Condition.
If the Minimum Condition is satisfied and we have acquired more than 66 2/3% of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the shareholders of BSQR pursuant to Section 23B.11.030(9) of the WBCA. If Merger Sub acquires more than 66 2/3% of the Shares in the Offer, Merger Sub shall consummate the Merger under Section 23B.11.030(9) of the WBCA without a shareholders meeting and without action by the Company’s shareholders.
Under the applicable provisions of the Merger Agreement, the Offer and the WBCA, shareholders of BSQR (i) will not be required to vote on the Merger, (ii) will be entitled to dissenters’ rights under Washington law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise dissenters’ rights under Washington law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).
See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for BSQR — Merger Without a Shareholder Vote” and Section 17 — “Dissenters’ Rights.”
What is the market value of my Shares as of a recent date?
On October 10, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $1.19. On October 20, 2023, the reported closing sales price of the Shares on NASDAQ was $1.85. The Offer Price represents an approximately 63% premium over the closing price of the Shares on October 10, 2023, the last full trading day before the announcement of the Merger Agreement, and a 62% premium to the trailing 52-week volume weighted average of BSQR's closing stock prices as of October 10, 2023.
See Section 6 — “Price Range of Shares; Dividends.”
Will I be paid a dividend on my Shares during the pendency of the Offer?
No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, BSQR will not establish a record date for, declare, set aside or pay any dividend or make any other distributions (whether in cash, stock or property) on any shares of any BSQR securities (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”
Will I have dissenters’ rights in connection with the Offer or the Merger?
No dissenters’ rights will be available with respect to Shares tendered and accepted for purchase in the Offer or the Merger. However, if the Merger is consummated, shareholders who do not tender their Shares in the Offer will have certain rights under Chapter 23B.13 of the WBCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such dissenters’ rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares required to be paid in cash to such holders asserting dissenters’ rights for their Shares.
See Section 17 — “Dissenters’ Rights.”
What will happen to my stock options in the Offer?
Pursuant to the Merger Agreement, at the Effective Time, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In The Money Option”) will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such In the Money Option, (ii) multiplied by the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.
Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled without payment of consideration and all rights with respect to such Out of the Money Option will terminate as of the Effective Time.
Each of the restricted stock units with respect to Shares that is outstanding and vested at the Effective Time, which are not Company PSUs (as defined below) (each, a “Company RSU”), will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU. Each of the then outstanding and unvested Company RSUs shall be cancelled without payment of consideration, and all rights with respect to such unvested company RSUs shall terminate as of the Effective Time.
Each of the then outstanding performance vesting restricted stock units with respect to Shares that is outstanding and vested at the Effective Time (each, a “Company PSU”) will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (which for clarity vest only upon satisfaction of minimum price and service requirements therein). Each of the then outstanding and unvested Company PSUs shall be cancelled without payment of consideration, and all rights with respect to such unvested company PSUs shall terminate as of the Effective Time.
See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”
What are the United States federal income tax consequences of the Offer and the Merger?
The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.
We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.
See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.
Who should I call if I have questions about the Offer?
You may call D.F. King & Co., Inc. at (800) 967-5084. D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
To the Holders of Shares of Common Stock of Bsquare Corporation:
Kontron Merger Sub., Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Bsquare Corporation, a Washington corporation (the “Company” or “BSQR”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and BSQR. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into BSQR (the “Merger”) as soon as practicable without a vote of the shareholders of BSQR in accordance with Section 23B.11.030(9) of the Business Corporation Act of the State of Washington (“WBCA”), with BSQR continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (“Effective Time”) (other than Shares held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be cancelled and retired and will cease to exist, and other than Shares held by a holder who validly exercises dissenters’ rights in accordance with Washington law with respect to the Shares) will be automatically converted into the right to receive (a) $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes. As a result of the Merger, BSQR will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of BSQR stock options in the Merger.
Tendering shareholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Offer is conditioned upon, among other things, the satisfaction of (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the Minimum Condition (as described below), (c) the Governmental Impediment Condition (as described below), and (d) if required, the CFIUS Approval Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, (but without duplication).
The Governmental Impediment Condition requires that there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the consummation of any of the Transactions and there has not been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or consummation of the Merger.

The CFIUS Approval Condition provides that, to the extent required: (i) the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA (the “CFIUS Notice”) and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions (the foregoing (i)-(iii), “CFIUS Approval”).
The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” The Offer is not subject to any financing condition.
The BSQR Board, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of BSQR and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by BSQR of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 23B.11.030(9) of the WBCA and (v) resolved to recommend that the shareholders of BSQR accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
A more complete description of the BSQR Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of BSQR (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to shareholders in connection with the Offer, together with this Offer to Purchase. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”
BSQR has advised Parent that, as of October 6, 2023, (i) 19,870,527 Shares were issued and outstanding, (ii) 1,183,972 Shares were subject to issuance pursuant to all options to purchase Shares (“Company Options”) granted and outstanding under the Bsquare Corporation Fourth Amended and Restated Stock Plan, as amended, the Bsquare Corporation 2011 Inducement Award Plan, and the Bsquare Corporation Executive Bonus Plan (the “Company Equity Plans”), (ii) 63,459 Shares were subject to issuance pursuant to Company restricted stock units with respect to Shares (“Company RSUs”) granted and outstanding under the Company Equity Plans, (iii) 250,000 Shares were subject to issuance pursuant to Company performance vesting restricted stock units with respect to Shares (“Company PSUs”) granted and outstanding under the Company Equity Plans, and (iv) 2,288,125 Shares were reserved for future issuance under Company Equity Plans. Based upon the foregoing and assuming (i) no additional Shares or Company Options are issued after October 6, 2023 and (ii) all Company Options are exercised in full prior to the Expiration Time, the minimum number of Shares that Merger Sub must acquire in the Offer in order to consummate the Merger under Section 23B.11.030(9) of the WBCA is 13,351,672 Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.
In connection with the execution of the Merger Agreement, the Supporting Shareholders have entered into separate Tender and Support Agreements, dated as of October 11, 2023, with Parent and Merger Sub (the “Support Agreements”). Subject to the terms and conditions of the Support Agreements, each of the Supporting Shareholders agrees, among other things, subject to certain exceptions, to tender his or her Shares (including any Shares acquired upon the exercise of Company Options), pursuant to the Offer, which Shares represent in the aggregate approximately 17.3% of BSQR’s total outstanding Shares as of October 6, 2023, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.

Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Merger Sub as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.
This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If Merger Sub acquires more than 66 2/3% of the Shares in the Offer, Merger Sub shall consummate the Merger under Section 23B.11.030(9) of the WBCA without a shareholders meeting and without action by the Company’s shareholders.
Certain U.S. federal income tax considerations of the exchange of Shares for cash pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”
Under the applicable provisions of the Merger Agreement, the Offer and the WBCA, shareholders of BSQR will be entitled to dissenters’ rights under Washington law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the WBCA. Shareholders must properly perfect their right to seek appraisal under Washington law in connection with the Merger in order to exercise dissenters’ rights. See Section 17 — “Dissenters’ Rights.”
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER
1.	Terms of the Offer.
Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”
Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer will occur on November 22, 2023 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time”.
The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Governmental Impediment Condition and the other conditions described in Section 15 — “Conditions to the Offer.”
We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must (and Parent must cause Merger Sub to) extend the Offer (i) for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer, (ii) for periods of up to ten (10) business days each until any waiting period (and extension thereof) applicable to consummation of the Offer under any applicable antitrust or competition-related law has expired or been terminated and (iii) for additional periods of up to ten (10) business days per extension at the request of BSQR if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Condition. Additionally, Merger Sub may, in its discretion, extend the Offer on one or more occasions, if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Merger Sub or Parent for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition.
If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Merger Sub will not be required, or permitted without the Company’s consent, to extend the Offer beyond April 10, 2024 (the “End Date”). Except in the case of the valid termination of the Merger Agreement, Merger Sub may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of BSQR.
Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the consent of BSQR, Parent and Merger Sub may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Any extension, delay, termination or amendment of the Offer will be followed as promptly by a public announcement in accordance with Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d) under the Exchange Act. Such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.
If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by

Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to shareholders and investor response.
If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.
We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”
As soon as practicable after we acquire more than 66 2/3% of the Shares in the Offer, we will complete the Merger without a vote of the shareholders of BSQR pursuant to Section 23B.11.030(9) of the WBCA.
BSQR has provided us with its shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the shareholder list of BSQR and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares.
Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

On the terms of and subject to the Offer conditions and the Merger Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Merger Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.
If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.
3.	Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.
Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:
•	such tender is made by or through an Eligible Institution (as defined below);
•
a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•
the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two (2) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.
Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.
Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Parent, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.
Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Merger Sub as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s shareholders.
Information Reporting and Backup Withholding. Payments made to a shareholder upon such shareholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Merger Consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 24%).
A U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will not be subject to backup withholding if the U.S. Holder (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed a U.S. Internal Revenue Service (“IRS”) Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax.
A non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the non-U.S. Holder certifies to the applicable withholding agent its exempt status by providing a properly executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.
Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a shareholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such shareholder timely and properly furnishes the required information to the IRS.
4.	Withdrawal Rights.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after December 26, 2023, which is the first business day following the 60th day after the date of the commencement of the Offer.
For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.
5.	Certain U.S. Federal Income Tax Considerations.
The following is a summary of certain U.S. federal income tax considerations relating to the Offer and the Merger that may be relevant to shareholders whose Shares are exchanged for cash in the Offer or the Merger. This summary is for general information only and is not tax advice.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder (as defined below) holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that own (or are deemed to own) 5% or more of the outstanding Shares, Holders of Shares that exercise dissenters’ rights, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any tax consequences arising under the Medicare contribution tax on net investment income.
As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.
As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.
If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer and the Merger generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer and the Merger.

No ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.
U.S. Holders
Receipt of Cash. The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, the sale of Shares will generally give rise to capital gain or loss in an amount equal to the difference between the Offer Price and the holder’s adjusted tax basis in the Shares sold. If the Shares have a holding period of more than one year as of the date of the sale, such gain or loss generally will be long-term capital gain or loss. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. If the Shares have a holding period of one year or less, the gain or loss will be short-term capital gain or loss taxable at ordinary income rates. The amount and character of gain or loss with respect to the Shares must be calculated separately for different blocks of Shares sold pursuant to the Offer. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•
Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

FATCA. In certain circumstances, the Foreign Account Tax Compliance Act provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”) imposes a withholding tax of 30% on certain U.S.-source interest and other income unless certain non-U.S. financial institutions (including investment funds) (i) enter into, and comply with, an agreement with the IRS to perform certain due diligence on account holders, and report to the U.S. authorities, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons, or (ii) utilize an intergovernmental agreement (if available) between the United States and an applicable foreign country, to perform modified due diligence on account holders and report certain account holder information either directly to the U.S. authorities or to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which Shares are held will affect the determination of whether Merger Sub or another applicable withholding agent will be required to withhold tax at a rate of 30% on any portion of payments made pursuant to the Offer or the Merger that are treated as imputed interest. Such withholding tax will generally be in lieu of, rather than in addition to, the 30% withholding tax described in the preceding paragraph. Similarly, certain U.S. source interest and other income payable held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which Merger Sub generally will be required to provide to the IRS. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the receipt of payments pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding.
Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption.
The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer and the Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.
Certain shareholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.
THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND THE MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.
6.	Price Range of Shares; Dividends.
The Shares currently trade on NASDAQ under the symbol “BSQR.” The Company has advised Parent that, as of October 6, 2023, (i) 19,870,527 Shares were issued and outstanding, (ii) 1,183,972 Shares were subject to issuance pursuant to all Company Options granted and outstanding under the Company Equity Plans, (iii) 313,459 Shares were subject to issuance pursuant to Company RSUs and Company PSUs granted and outstanding under the Company Equity Plans, and (iv) 2,288,125 Shares were reserved for future issuance under the Company Equity Plans. Based upon the foregoing and assuming (i) no additional Shares or Company Options are issued after October 6, 2023 and (ii) all In the Money Options are exercised in full prior to the Expiration Time, the minimum number of Shares that Merger Sub must acquire in the Offer in order to consummate the Merger under Section 23B.11.030(9) of the WBCA is 13,351,672 Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low closing prices per Share for each quarterly period, as reported on NASDAQ. BSQR did not declare any cash dividends on its Shares in 2021, 2022 or 2023.
	High	Low
Year Ended December 31, 2021
First Quarter	$8.40	$1.40
Second Quarter	8.04	2.10
Third Quarter	7.05	2.26
Fourth Quarter	2.43	1.64
Year Ended December 31, 2022
First Quarter	$1.84	$1.43
Second Quarter	1.75	1.23
Third Quarter	1.45	1.16
Fourth Quarter	1.19	1.03
Year Ended December 31, 2023
First Quarter	$1.33	$1.09
Second Quarter	1.40	1.08
Third Quarter	1.30	1.16
Fourth Quarter (through October 20, 2023)	1.85	1.13
On October 10, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $1.19. On October 20, 2023, the reported closing sales price of the Shares on NASDAQ was $1.85. The Offer Price represents an approximately 63% premium over the closing price of the Shares on October 10, 2023, the last full trading day before the announcement of the Merger Agreement, and a 62% premium to the trailing 52-week volume weighted average of BSQR's closing stock prices as of October 10, 2023.
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, set aside, or pay any dividend or make any other distribution (whether in cash, stock or property) on any shares of any securities of the Company or certain of its subsidiaries specified in the Merger Agreement (the Company and each such subsidiary, an “Acquired Company” and collectively, the “Acquired Companies”) (including the Shares) or set a record date therefor.
7.	Certain Information Concerning BSQR.
Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.
The following description of the Company and its business has been taken from the Company’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2022, and is qualified in its entirety by reference to such Form 10-K.
The Company was incorporated in the State of Washington in July 1994. The mailing address of the Company is P.O. Box 59478, Renton, Washington 98058 and its telephone number is (425) 519-5900.
The Company’s stock is traded on the NASDAQ under the symbol “BSQR”. The Company’s website may be visited at www.bsquare.com.
The Company develops and deploys technologies for the makers and operators of connected devices. Fleets of these devices, often called the Internet of Things (IoT), offer a powerful means to connect organizations, people, information, and ideas. Hundreds of millions of connected devices have already been deployed and it is estimated that billions more will be. Despite their growing prevalence, these devices and the systems in which they operate remain a significant source of complexity, unplanned and often uncontrolled expense, and operational risk. The Company provides technology that helps clients capture the value of connected devices and reduces the cost and risk of doing so.
Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on May 1, 2023. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.
8.	Certain Information Concerning Kontron, Parent and Merger Sub.
Kontron AG is an aktiengesellschaft (“Kontron”) formed in 1999 in Austria. Kontron’s principal executive offices are located at Industriezeile 35, 4020 Linz, Austria. The telephone number of Kontron is +43 1 80191 0.
Kontron is a leading internet of things technology company. For more than 20 years, Kontron has been supporting companies from a wide range of industries to achieve their business goals with intelligent solutions. From automated industrial operations, smarter and safer transport to advanced communications, medical and energy solutions, the company delivers technologies that add value for its customers. Kontron is listed on the SDAX® and TecDAX® of the German Stock Exchange and has around 4,500 employees with subsidiaries in more than 20 countries around the world.
Parent is a corporation formed on December 6, 1999 in Delaware. Parent’s principal executive offices are located at 9477 Waples Street, San Diego, California 92121. The telephone number of Parent is (888) 294-4558. Parent is an indirect, wholly-owned subsidiary of Kontron.
Merger Sub is a Delaware corporation formed on October 3, 2023, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and BSQR will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub’s principal executive offices are located at 9477 Waples Street, San Diego, California 92121. The telephone number of Merger Sub is (888) 294-4558.
The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Kontron, Parent and Merger Sub are listed in Schedule I to this Offer to Purchase.
During the last five (5) years, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
Except as provided in the Merger Agreement, the Support Agreements or as otherwise described in this Offer to Purchase, (i) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Merger Sub, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Merger Sub or, to the best knowledge of Parent Merger Sub, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of BSQR (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).
Except as set forth in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with BSQR or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or Merger Sub or any of their subsidiaries, or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BSQR or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Merger Sub has filed electronically with the SEC.
9.	Source and Amount of Funds.
Parent estimates that it will need approximately $38 million to purchase all of the Shares pursuant to the Offer, make payments in respect of outstanding In the Money Options, Company RSUs and Company PSUs, pay the Merger Consideration and consummate the Merger and pay related fees and expenses. Parent will provide Merger Sub with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger Consideration and the other payments contemplated by the Merger Agreement, all in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of Shares pursuant to the Offer or the Merger.
Parent expects to obtain the necessary funds for the acquisition of Shares in the Offer, the Merger Consideration and the other payments contemplated by the Merger Agreement through its cash on hand. Aside from its existing credit facilities, Parent does not have any other alternative financing plans or arrangements.
10.	Background of the Offer; Past Contacts or Negotiations with BSQR.
The information set forth below regarding BSQR not involving Kontron AG, Parent or Merger Sub was provided by BSQR, and none of Kontron AG, Parent, Merger Sub or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Kontron AG, Merger Sub, Parent or any of their affiliates or representatives participated.
Background of the Offer and the Merger
The following is a description of material contacts between representatives of Kontron AG, Parent, Merger Sub and representatives of BSQR that resulted in the execution of the Merger Agreement. For a review of BSQR’s additional activities, please refer to BSQR’s Schedule 14D-9 that will be filed with the SEC and mailed to all BSQR shareholders.
The Supervisory Board of Kontron AG, together with Kontron AG’s senior management, regularly evaluates and considers strategic opportunities, including investments in and acquisitions of third party companies and technologies, and other business initiatives intended to create or enhance shareholder value.

On June 6, 2023, Andrew Alas, a representative of Telegraph Hill BD LLC (BSQR’s financial advisor), reached out to Investor Relations at Kontron with an email that contained an anonymized teaser.
On June 12, 2023, Kontron AG and BSQR entered into a confidentiality agreement in customary form for a public company, under which Kontron AG agreed, on behalf of itself and its affiliates, to hold in confidence any non-public information concerning BSQR that BSQR might elect to provide. Kontron AG also agreed to abide by a nonsolicitation provision for a period of one year, and a standstill provision for a period of two years, which standstill restrictions can be waived in writing by the board of directors of BSQR (the “BSQR Board”). Representatives of Telegraph Hill BD LLC provided to Kontron AG a Confidential Information Memorandum on the same day.
On June 29, 2023, Hannes Niederhauser (Chief Executive Officer of Kontron AG), Robert Courteau (Kontron’s Executive Vice President North America), Ralph Derrickson (BSQR’s Chief Executive Officer) and Cheryl Wynne (BSQR’s Chief Financial Officer) held an introductory call.
On July 6, 2023 and July 7, 2023, Mr. Derrickson, Rik Attrill (BSQR’s Director of Product Development) Matthew Inglis (BSQR’s Vice President Systems Engineering), Jason Larocque (Parent’s Senior Vice-President R&D) and Nicolas Pasquali (Parent’s Software Assistant) had a video conference to discuss BSQR’s business and strategy.
On July 11, 2023, Kontron AG received access to the virtual data room
On July 14, 2023 Mr. Courteau called Phillip Courten, a representative of Telegraph Hill BD LLC, to provide an update on the status of Kontron AG’s diligence and to relay additional due diligence requests from Kontron AG.
On July 17, 2023, Kontron AG provided a list of additional information that they indicated was required to complete their due diligence; and on July 20, 2023, BSQR fulfilled the items on the diligence list provided by Kontron AG.
On July 21, 2023, Mr. Courten emailed certain due diligence information regarding BSQR to Messrs. Courteau and Philipp Schulz, Kontron AG’s Executive Vice President, in response to Kontron AG’s due diligence requests, including information regarding BSQR’s business plan and strategy.
Kontron AG commenced a review of the limited amount of additional information that BSQR provided at that time and, based on that review and discussions between the parties, on August 2, 2023, Clemens Billek, Kontron AG’s Chief Financial Officer, submitted a non-binding indication of interest to acquire the entire company at a purchase price of $1.25 per Share in cash. BSQR’s stock price closed at $1.19 per Share that day.
On August 8, 2023, Phillip Courten held a video conference with Messrs. Niederhauser, Billek, Courteau and Schulz to inform Kontron AG that the BSQR Board had met to discuss Kontron AG’s non-binding indication of interest and relayed the BSQR Board’s message that Kontron AG’s current offer price was inadequate and that BSQR was not considering its offer.
On August 12, 2023, Mr. Niederhauser emailed Mr. Courten a second non-binding indication of interest to acquire BSQR. Kontron AG proposed an increased purchase price of $1.81 per Share in cash in this revised proposal. BSQR’s stock price closed at $1.21 per Share that day.
On August 18, 2023, Phillip Courten held a video conference with Messrs. Niederhauser, Billek, Courteau, and Schulz to discuss BSQR’s interest in Kontron AG’s improved indication of interest and, on that call, requested on behalf of BSQR that Kontron AG submit a revised proposal with a further increased purchase price. On that call, Kontron AG also made additional due diligence requests.
On August 23, 2023, Mr. Courten emailed additional due diligence information to Mr. Billek, including additional information regarding the capitalization of BSQR, in response to Kontron AG’s additional due diligence requests.
On August 24, 2023, Mr. Courten and Mr. Courteau held a video conference where they discussed a possible revised proposal from Kontron AG.
On August 25, 2023, Kontron AG submitted a proposal to acquire BSQR at a purchase price of $1.90 per Share in cash. BSQR’s stock price closed at $1.16 per Share that day. The offer letter expressed Kontron AG’s strong interest in an investment in BSQR and proposed an acquisition of BSQR by public tender offer. Kontron AG also noted in the offer letter that it has sufficient cash on hand to complete the acquisition of BSQR on the terms in the offer letter without seeking any financing. In the proposal, Kontron AG also stated that Parent, its wholly owned, indirect subsidiary, would be a party to the business combination. The proposal from Kontron AG did not include a request for exclusivity, and it proposed that the transaction be governed by Austrian law.
On August 30, 2023, Mr. Courten emailed to Messrs. Niederhauser, Courteau and Schulz a letter dated August 29, 2023 from the BSQR Board addressed to Messrs. Niederhauser and Billek. The letter from the BSQR Board conveyed a request for a higher purchase price per Share for the acquisition of BSQR. In the letter, the BSQR Board also proposed a bi-lateral termination fee of $1,250,000 if the parties enter a definitive merger agreement. The BSQR Board also proposed that the obligation to move forward with the transaction be set forth in definitive agreements governed by Washington law and sought confirmation that a transaction would have limited conditionality and include no purchase price or similar adjustments, with a request for response by September 1, 2023. On August 30, 2023, Mr. Courten and Mr. Niederhauser also held a video conference to discuss the proposed terms in the BSQR Board’s letter.
On September 1, 2023, Kontron AG submitted a revised proposal to acquire BSQR and reiterated its proposed purchase price of $1.90 per Share in cash (the “Final Offer”). BSQR’s stock price closed at $1.20 per Share that day. In the Final Offer, Kontron AG reiterated its strong interest in acquiring BSQR and agreed to the BSQR Board’s request for a bi-lateral termination fee of $1,250,000 if the parties enter into a definitive merger agreement. Kontron AG also agreed that the transaction would be governed by Washington law with no diligence condition.
On September 7, 2023 Mr. Courten called Mr. Courteau to discuss potential next steps and asked whether Kontron would increase the tender offer price per Share further. Mr. Courteau reiterated orally that Kontron AG was not willing to raise its offer price above $1.90 per Share.
On September 12, 2023, Mr. Courten informed Messrs. Niederhauser, Billek, Courteau and Schulz on a video conference that BSQR would accept Kontron AG’s Final Offer. Mr. Billek thereafter emailed Mr. Courten a suggested roadmap for a two-step merger and proposed a kick-off call, as well as calls with management of BSQR.
On September 15, 2023 a kick-off video conference was held to begin the process of preparing a definitive merger agreement and continued due diligence by Kontron AG with the following participants: Messrs. Niederhauser, Billek, Courteau, and Schulz of Kontron AG and Ted Christiansen, Parent’s Chief Executive Officer; Mr. Derrickson and Ms. Wynne from BSQR; Mr. Courten, Scott Sutherland, Andrew Alas and Jeff Diedenhofen from Telegraph Hill BD LLC; and a representative of DLA Piper LLP (US) (transactional legal counsel to BSQR) (“DLA”).
On September 20, 2023, a video conference was held between Mr. Niederhauser and Mr. Derrickson. In addition, on the same date, a video conference was also held between Mr. Billek and Ms. Wynne. The parties to these two calls discussed the timeline and process for the Transactions, as well as the potential future role of Mr. Derrickson and Ms. Wynne at the combined company after the Merger, but there was no discussion of post-closing compensation.
On September 26, 2023, a video conference with the following participants was held to further discuss the process of preparing the definitive merger agreement and Kontron AG’s continued due diligence: Messrs. Clemens, Courteau, Schulz and Christiansen; Messrs. Courten and Sutherland; a representative of DLA; and representatives of Barnes & Thornburg LLP, transactional legal counsel to Kontron AG, Parent and Merger Sub (“B&T”).
On September 27, 2023, the Supervisory Board of Kontron AG authorized and approved the negotiation, execution, delivery and performance of the Transactions and authorized management of Kontron AG to proceed with the Transactions.
On September 28, 2023, DLA provided a draft of the form of Tender and Support Agreement to B&T. On September 29, 2023, B&T provided an initial draft of the Merger Agreement to DLA. On October 2, 2023, DLA exchanged a draft of the Merger Agreement with B&T. On October 3, 2023, B&T exchanged a draft of the form of Tender and Support Agreement with DLA. On October 4, 2023, DLA provided an initial draft of the disclosure schedules to B&T. From October 4, 2023, to October 11, 2023, representatives of DLA and B&T negotiated the final deal points in the merger agreement along with the disclosure schedules, including the treatment of equity awards in the proposed Merger.
On October 11, 2023, the board of directors of Merger Sub and Parent, as the sole stockholder of Merger Sub, executed a unanimous joint written consent, pursuant to which the board of directors of Merger Sub (i) determined that the terms of the Merger Agreement and the Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interest of Merger Sub and its sole shareholder, (ii) approved, adopted and declared advisable the Merger Agreement and the Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the sole shareholder of Merger Sub approve, adopt and declare advisable the Merger Agreement and the Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, and Parent, as sole stockholder of Merger Sub, approved, adopted and declared advisable the Merger Agreement and the Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger.
On October 11, 2023, the parties signed the Merger Agreement after the close of trading on NASDAQ and issued a press release announcing the execution of the Merger Agreement.
On October 24, 2023, Merger Sub and Parent commenced the Offer and filed the Schedule TO.
For more information on the Merger Agreement and the other agreements related to the Offer and the Merger, see Section 8 — “Certain Information Concerning Kontron AG, Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”
11.	The Merger Agreement; Other Agreements.
Merger Agreement
The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Kontron AG, Parent and Merger Sub.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and shareholders with information regarding its terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Merger Sub or BSQR. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by BSQR to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Investors and shareholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer no later than October 25, 2023. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Annex I — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Annex I — “Conditions to the Offer,” the Merger Agreement provides that Merger Sub will, and Parent will cause Merger Sub to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer shall occur on November 22, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement.
Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that BSQR’s prior written approval is required for Parent or Merger Sub to:
•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions or requirements on the Offer in addition to the Offer Conditions;
•	amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition;
•	otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;
•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement; or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
The Merger Agreement contains provisions to govern the circumstances under which Merger Sub is required or permitted to extend the Offer and under which Parent is required to cause Merger Sub to extend the Offer. Specifically, the Merger Agreement provides that:
•
if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Merger Sub or Parent, Merger Sub or Parent may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•
Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer;

•
Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under applicable antitrust or competition-related law has expired or been terminated; and

•
if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of BSQR, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Merger Sub is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (such earlier occurrence, the

“Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without BSQR’s consent. Except in the case of the valid termination of the Merger Agreement, Merger Sub may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of BSQR.
Merger Sub has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.
Board of Directors and Officers. Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Merger Sub immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.
The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the WBCA and the DGCL, at the Effective Time, Merger Sub will be merged with and into BSQR, the separate existence of Merger Sub will cease, and BSQR will continue its corporate existence under the WBCA as the Surviving Corporation in the Merger. The Merger will be governed by Section 23B.11.030(9) of the WBCA and will be effected as soon as practicable following the consummation of the Offer and satisfaction of the requirements of Section 23B.11.030(9)(f) of the WBCA. Accordingly, Parent, Merger Sub and BSQR have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time, and in any event on the same date as the Offer Acceptance Time, without a vote of BSQR’s shareholders in accordance with Section 23B.11.030(9) of the WBCA.
As of the Effective Time, the articles of incorporation of BSQR will, by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Annex II to the Merger Agreement and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation.
The bylaws of Merger Sub immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation.
The obligations of BSQR, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions (provided, that no party may invoke the failure or nonsatisfaction of any such condition if the failure of such party (or any affiliate of such party) to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in the failure or nonsatisfaction of such condition):
•
Merger Sub (or Parent on Merger Sub’s behalf) must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to the Merger Agreement);

•
there shall be no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling by any governmental body in effect restraining, enjoining or otherwise preventing the consummation of the Merger, and no governmental body shall have promulgated, enacted, issued or deemed applicable to the Merger any law which prohibits or makes illegal the consummation of the Merger; provided, however, that prior to invoking this condition, a party must have taken all actions required of such party under the Merger Agreement to have any such legal requirement or other order or prohibition lifted; and

•	if required by applicable law in order to consummate the Merger, the Merger Agreement must have been duly approved by the BSQR’s shareholders in compliance with the WBCA or other applicable law.
Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares held by Parent, Merger Sub or subsidiary of Parent, which will be cancelled and retired and cease to exist without consideration or payment; and Shares held by a holder who exercises dissenters’ rights in accordance with WBCA law with respect to such Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest and less any applicable withholding taxes (the “Merger Consideration”).
Each share of Merger Sub’s common stock outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares, which immediately prior to the Effective Time represented Shares, shall cease to have any rights with respect to such Shares other than (a) the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration; (b) rights provided with respect to Shares of a holder who exercises dissenters’ rights in accordance with Washington law, such consideration as determined pursuant to Chapter 23B.13 of the WBCA; or (c) rights provided with respect to Shares under any other applicable law.
Treatment of Equity Awards. Pursuant to the Merger Agreement, each Company Option that is outstanding and unexercised at the Effective Time, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of the (x) Offer Price over (y) exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.
Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled at the Effective Time without payment of any consideration, and all rights with respect to such Out of the Money Option will terminate as of the Effective Time.
Each of the restricted stock units with respect to Shares that is outstanding and vested at the Effective Time, which are not Company PSUs (as defined below) (each, a “Company RSU”), (i) will be canceled and the holder thereof will be entitled to receive a cash payment equal to the product of (x) the Offer Price and (y) the number of Shares subject to such vested Company RSU and (ii) each then outstanding and unvested Company RSU shall be cancelled without payment of consideration, and all rights with respect to such unvested Company RSU shall terminate as of the Effective Time.
Each of the performance restricted stock units with respect to Shares that is outstanding and vested at the Effective Time (each, a “Company PSU”), (i) will be canceled and the holder thereof will be entitled to receive a cash payment equal to the product of (x) the Offer Price and (y) the number of Shares subject to such Company PSU (which for clarity vest only upon satisfaction of minimum price and service requirements therein), and (ii) each then outstanding and unvested Company PSU shall be cancelled without payment of consideration, and all rights with respect to such unvested Company PSU shall terminate as of the Effective Time.
Shareholders’ Meeting. If, after the closing of the Offer, the Minimum Condition has been satisfied or waived but, approval of the shareholders of BSQR is required under applicable law to consummate the Merger, BSQR shall, in accordance with and to the extent permitted by applicable legal requirements:
(a)
as soon as reasonably practicable following the closing of the Offer (and in any event, within five (5) business days), duly call and give notice of, and thereafter subsequently convene and hold a special meeting of the shareholders of BSQR in accordance with the provisions of the WBCA (the “Shareholders’ Meeting”) for the purpose of adopting the Merger Agreement;

(b)
prepare and file with the SEC a preliminary proxy or information statement (including any required amendments to the Schedule TO and Schedule 14D-9) relating to the Merger and the Merger Agreement and use commercially reasonable efforts to (A) obtain and furnish the information required to be included by the SEC or its staff in such proxy or information statement and, after consultation with Parent, respond promptly to any comments made by the SEC or its staff with respect to the preliminary information or proxy statement and, subject to compliance with SEC rules and regulations, cause a notice of a special meeting and a definitive information or proxy statement (the “Proxy Statement”) to be distributed or disseminated to the shareholders of BSQR at the earliest practicable time following the expiration or termination of the Offer, and (B) use its commercially reasonable efforts to obtain the necessary approvals of the Merger and the Merger Agreement by the shareholders of BSQR; and

(c)	except to the extent withdrawn or modified pursuant to the Merger Agreement, include in the Proxy Statement the BSQR Board Recommendation.
Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about

Parent, Merger Sub or BSQR, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by BSQR to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.
In the Merger Agreement, BSQR has made representations and warranties to Parent and Merger Sub with respect to, among other things:
•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	capitalization;
•	authority relative to the Merger Agreement;
•	financial statements and SEC filings;
•	disclosure controls and internal controls over financial reporting;
•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;
•	absence of certain changes since January 1, 2023;
•	since January 1, 2023, the absence of a Material Adverse Effect (as defined below);
•	title to assets;
•	real property matters;
•	intellectual property;
•	material contracts;
•	absence of undisclosed liabilities;
•	legal and regulatory compliance;
•	privacy and data security;
•	compliance with anti-corruption, anti-bribery, sanctions and trade control laws;
•	permits and licenses and compliance with laws;
•	taxes;
•	employees and employee benefit plans, including ERISA and certain related matters;
•	environmental matters;
•	loans; accounts receivable; customers; inventories;
•	insurance;
•	absence of litigation;
•	state takeover statutes;
•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;
•	related party transactions;
•	opinion of its financial advisors; and
•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by BSQR are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of BSQR to consummate the Transactions on or before the End Date or (b) the business, assets, condition (financial or otherwise) liabilities (contingent or otherwise), operations or results of operations of the Acquired Companies, taken as a whole. Clause (b) of the definition of “Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been a Material Adverse Effect:
(i)
any change in the market price or trading volume of BSQR’s stock or change in BSQR’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded by another exception;

(ii)	any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (subject to specified exceptions);
(iii)
any event, occurrence, circumstance, change or effect generally affecting the industry in which the Acquired Companies operate or in the economy generally or other general business, financial or market conditions;

(iv)	any event, occurrence, circumstance, change or effect arising from fluctuations in the value of any currency or interest rates;
(v)
any event, occurrence, circumstance, change or effect arising from any act of terrorism, war, national or international calamity, pandemic, hurricane, tornado, flood, earthquake, natural disaster, outbreaks of illness or other public health-related events or any other similar event, and any actions taken by any governmental body with respect thereto;

(vi)
the failure of BSQR to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded by another exception;

(vii)
any adverse effect arising directly from or otherwise directly relating to any action taken by BSQR at the express written direction of Parent or any action specifically required to be taken by BSQR, or the failure of BSQR to take any action that BSQR is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor; and

(viii)
any event, occurrence, circumstance, change or effect arising from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any legal requirement or GAAP; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (viii) may be deemed to constitute or be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to BSQR with respect to:
•	corporate matters, such as organization, standing, power and authority;
•	authority relative to the Merger Agreement;
•	required consents and approvals, and no violations of laws, governance documents or agreements;
•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;
•	absence of litigation;
•	available funds to consummate the Offer and the Merger;

•	ownership of securities;
•	solvency;
•	acknowledgements relating to representations and warranties by the Acquired Companies; and
•	brokers’ fees and expenses.
Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.
None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.
Conduct of Business Pending the Merger. BSQR has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly required or permitted by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in BSQR’s confidential disclosure letter, BSQR will, and will cause each other Acquired Company to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use its commercially reasonable efforts, consistent with past practice, to (1) preserve substantially intact its present business operations and organization, (2) retain the services of its present employees and (3) preserve the goodwill of its present relationship with persons having material business dealings with any Acquired Company; (iii) use its commercially reasonable efforts, consistent with past practice, to maintain (A) all material assets and properties of the Acquired Companies in their current condition, ordinary wear and tear, casualty and condemnation excepted, and (B) insurance upon all of the properties and assets of the Acquired Companies in such amounts and of such kinds comparable to that in effect on the date of the Merger Agreement; and maintain the books, accounts and records of the Acquired Companies in the ordinary course of business consistent with past practice.
BSQR has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly required or permitted by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in BSQR’s confidential disclosure letter, BSQR will not, and will cause the Acquired Companies not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):
•	establish a record date for, declare, set aside, make or pay any dividend or distribution in respect of any securities of an Acquired Company (including the Shares);
•
repurchase, redeem or otherwise reacquire any capital stock or ordinary shares, including the Shares, or any rights, warrants or options to acquire any of such capital stock, ordinary shares or the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;
•
sell, issue, grant, deliver, pledge, transfer, encumber or authorize any of the foregoing for any capital stock, equity interest or other security, other than Shares issuable upon exercise of the Company Options, Company RSUs or Company PSUs outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	establish, adopt, terminate or amend any employee benefit plan, including any employment, consulting, severance or similar arrangement;
•	amend or waive any of BSQR’s material rights under, or accelerate the vesting under, any provision of any employee benefit plan;
•	grant any current or former employee, director or other service provider any loan or forgiveness of loan, or any increase in compensation, bonuses or other benefits;
•	amend or permit the adoption of any amendment to or waive any provision of its articles of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any material joint venture, partnership or similar arrangement;
•	make or authorize any capital expenditure, except capital expenditures or other expenditures with respect to property, plant or equipment that do not exceed $100,000 in the aggregate;
•	incorporate, embed, combine, link to or distribute any Open Source Code into or with any Intellectual Property Rights or otherwise use any Open Source Code;
•
fail to (i) pay any annuity or any filing, prosecution, maintenance or other fee or file any document, response to office action or other filing in connection with any Registered IP when due or (ii) diligently prosecute and maintain all Registered IP;

•
acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets constituting a business or any portion of a business for consideration in excess of $100,000 in the aggregate;

•
lease, license, sublicense, pledge, mortgage or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term or abandonment of any application for registration of any intellectual property right in the ordinary course of business consistent with past practice), transfer or assign any material right or other material asset or property;

•	lend money or make capital contributions or advances to, or make investments in, any person;
•	incur or guarantee any indebtedness other than between BSQR and a wholly owned Acquired Company or between wholly owned Acquired Companies;
•
enter into, amend or modify in any material respect, waive, renew (other than automatic renewals in accordance with an applicable material contract in effect as of the Effective Time) any material rights under or voluntarily terminate any material contract or any contract that would constitute a material contract if it had been in effect on the Effective Time;

•
except as required by applicable law or United States generally accepted accounting principles (or interpretations thereof), (i) make any material change to any financial, tax or accounting principle, method, policy or practice; (ii) make any material change to an accounting period used for tax purposes that has a material effect on taxes; (iii) rescind or change any material tax election; (iv) file a material amended tax return; (v) enter into a closing agreement with any governmental body regarding any material tax liability or assessment; (vi) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; (vii) waive or extend the statute of limitations with respect to any material tax or material tax return (taking into account any extensions of such due date); (viii) fail to file any material tax returns on or before its due date; or (ix) fail to pay any material tax as it becomes due;

•
settle, release, waive, assign, or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim) against any Acquired Company, other than any settlement, release, waiver, assignment or compromise that (A) results solely in monetary obligations by the Acquired Companies of not more than $100,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Companies), or (B) results in no monetary or other material non-monetary obligation of any Acquired Company;

•	enter into any collective bargaining agreement or other agreement with any labor organization;
•	adopt or implement any shareholder rights plan or similar arrangement;
•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Companies;
•
other than in the ordinary course of business consistent with past practice, hire or terminate (without cause) any employee or contingent worker, or enter into, amend, modify or terminate any employment, severance, bonus, retention, change in control or similar agreement with any current or former employee or contingent worker of BSQR or its subsidiaries, in each case (i) with an annual base salary and target bonuses or other incentive compensation that, in aggregate, exceeds $100,000; (ii) where such employee or contingent worker is or would be entitled by agreement, policy or practice to any severance payments or benefits or any bonus or accelerated vesting in connection with the transactions contemplated hereby, in each case, other than pursuant to applicable legal requirements (other than any obligations arising under any contract); or (iii) where any such terminations would constitute an “employment loss” under the WARN Act;
•
enter into any new line of business, invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person or introduce any material change with respect to the operation of any Acquired Company;

•
fail to maintain in full force and effect insurance policies covering the Acquired Companies and their material properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

•
authorize any of, or agree or commit to take, in writing or otherwise, any of the actions described in the foregoing clauses, or any other action which would in any material respect impede or delay the ability of the parties to consummate the Transactions.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, pursuant to its terms, (i) upon reasonable advance notice, the Acquired Companies have agreed to provide Parent and Parent’s officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financing sources, financial advisors and other advisors and representatives (collectively, “Representatives”) reasonable access during BSQR’s normal business hours to BSQR’s designated Representatives and assets, and to all existing books, records, documents and information relating to the Acquired Companies, as Parent may reasonably request for any reasonable business purpose related to the Transactions, and to promptly provide all reasonably requested information regarding the Acquired Companies’ business, subject to customary exceptions and limitations.
Notice of Certain Events. BSQR and Parent have agreed to promptly notify the other of (i) any notice or communication received from any governmental body in connection with the Transactions or from any person alleging that the consent of such person may be required in connection with the Transactions; (ii) any legal proceeding relating to the Transactions; or (iii) the occurrence or impending occurrence of a Material Adverse Event, with respect to BSQR, or any effect, change, event or occurrence that would or would reasonably be likely to, individually or in the aggregate, materially impair, prevent or materially delay or impede Merger Sub’s ability to consummate the Transactions in a timely manner.
Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of the current and former directors and officers of each Acquired Company, whom we refer to as “Indemnitees,” with respect to acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time). Specifically, Parent has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of Indemnitees as provided in BSQR’s articles of incorporation or bylaws or under any agreement made available by BSQR to Parent (in the case of current directors and officers of BSQR) with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Effective Time.
In addition, Parent has agreed that it will cause the Surviving Corporation and its subsidiaries to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time), arising out of the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another person, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement. If it is ultimately determined by final adjudication that any Indemnified Person to whom expenses are advanced is required to provide an undertaking, if and only to the extent required by the WBCA or the Surviving Corporation’s or its Subsidiaries’ articles of incorporation or bylaws or any such indemnification or other similar agreements, to repay such advances, such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.
For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance). In addition, Parent or the Surviving Corporation will be required to pay with respect to such insurance policies no more than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of the Merger Agreement (the “Maximum Amount,”) and if the Surviving Corporation is unable to obtain the insurance required herein, it will obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the date on which the consummation of the Merger occurs, BSQR may, at its option, purchase a “tail” director’s and officer’s, employment practices and fiduciary liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the director’s and officer’s, employment practices and fiduciary liability insurance coverage then maintained by or for the benefit of the Acquired Companies. Such “tail” insurance policy will provide coverage in an amount not less than that of the Acquired Companies’ policies existing on the date of the Merger Agreement and will have other terms no less favorable to the insured persons; however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies, more than the Maximum Amount.
Reasonable Best Efforts. BSQR and Parent has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. In particular, each party has agreed to use reasonable best efforts to (i) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Offer, the Merger and the other Transactions, (ii) shall use reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Offer, the Merger or the other Transactions and (iii) shall use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger.
CFIUS. Each of BSQR, Parent and Merger Sub has agreed to use its respective reasonable best efforts to obtain CFIUS Approval, if required, prior to the initial End Date, including using their respective reasonable best efforts to: (i) as soon as practicable, and not later than fifteen (15) business days after the date hereof, mutually agree as to whether a draft CFIUS Notice should be filed in connection with the CFIUS Approval in accordance with the DPA, (ii) promptly (and not later than five (5) Business Days, unless otherwise agreed by the parties in writing) file such draft CFIUS Notice, (iii) promptly (and not later than five (5) business days, unless otherwise agreed by the Parties in writing) file a final CFIUS Notice in accordance with the DPA after receipt of comments from CFIUS to the draft CFIUS Notice or confirmation by CFIUS that it has no comments to the draft CFIUS Notice, (iv) promptly and, in all events consistent with any deadline imposed by CFIUS or pursuant to other applicable law, comply with any request received by it from any governmental body for any certification, additional information, documents or other materials in respect of such CFIUS Notice, (v) undertake reasonable efforts to cooperate in all respects with each other in connection with the drafting and filing of the draft and final CFIUS Notice and in providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions within the timeframes set forth in the DPA, (vi) promptly inform each other of any material communication with CFIUS; and (vii) permit each other to review any communication by the other, and consult with the other in advance of any planned meeting or conference, with CFIUS, and, to the extent permitted by CFIUS, grant each other the opportunity to attend and participate in any such planned meeting or conference; provided that neither Parent nor BSQR shall be obligated to disclose to the other any communication to CFIUS that Parent or BSQR considers to be proprietary or confidential or that would violate any applicable laws. Parent and BSQR will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable actions necessary, proper, or advisable to obtain CFIUS Approval, if applicable. Parent is responsible for 100% of the CFIUS filing fee required.
Antitrust Laws. Each of the Company, Merger Sub and Parent shall use reasonable best efforts to file, as soon as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the Offer, the Merger, the other Transactions, and to submit promptly any additional information requested by any such governmental body. The Company and Parent shall respond as promptly as reasonably practicable any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental body in connection with antitrust or related matters.
In addition BSQR, Parent and Merger Sub have also agreed, until the Effective Time or the termination of the Merger Agreement pursuant to its terms, to: (i) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions under antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable, give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, give the other party reasonable advance written notice of, and permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding. Any notification, submission, or correspondence to any governmental body is subject to prior approval by both parties, with such approval not to be unreasonably withheld or delayed.
Employee Matters. For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent will provide, or cause to be provided, to each employee of the Acquired Companies who is employed by the Acquired Companies as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such one (1)-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (excluding equity or equity-based compensation and any retention or other special or non-recurring bonus or incentive awards) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time or (y) those provided by Parent or its Affiliates to similarly situated employees, and (iii) other compensation and employee benefits (excluding equity or equity-based compensation and any retention or other special or non-recurring bonus or incentive awards) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time or (y) those provided by Parent or its Affiliates to similarly situated employees.

With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding any retiree health plans or programs maintained by Parent or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by Parent or any of its Subsidiaries, and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Continuing Employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, Parent shall, or shall cause the Surviving Corporation to, credit all service of the Continuing Employees with the Acquired Companies as if such service were with Parent, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time; provided, that such service will not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Employee Plan.
Shareholder Litigation. BSQR will give Parent the right to review and comment on all material filings or responses to be made by BSQR in connection with (and will give reasonable consideration to Parent’s comments and other advice in connection with), and the opportunity to participate in, any litigation against BSQR and/or its directors or officers relating to the Transactions or the Merger Agreement, and the right to consult on any settlement with respect to such litigation, and no such settlement will be agreed to without Parent’s prior written consent (which consent may be granted or withheld in Parent’s sole discretion, but will not be unreasonably withheld, delayed, or conditioned). BSQR will promptly notify Parent of any such litigation and will keep Parent reasonably and promptly informed with respect to the status thereof.
Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, Parent and BSQR have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.
Section 16 Matters. BSQR and the BSQR Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Stock Exchange Delisting and Deregistration. Prior to the Closing Date, BSQR has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of Nasdaq to enable delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
Director and Officer Resignations. BSQR will cause each of the directors and officers of each Acquired Company, in each case, to the extent requested by Parent no less than two (2) Business Days prior to the Closing Date, to submit a letter of resignation or otherwise be removed effective upon Closing; provided that such resignation shall not be deemed to constitute a resignation as an employee or contractor (if such director or officer is at such time an employee or contractor) of any Acquired Company.
No Solicitation. Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, BSQR has agreed not to, and shall cause any Acquired Company, and to cause their directors, officers and employees not to, and to direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly (other than with respect to the Parent and Merger Sub):
(i)	continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to any Acquisition Proposal (as defined below);
(ii)
solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii)
engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal;

(iv)
approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to any Acquisition Proposal;

(v)	take any action to grant any waiver, amendment or release under any Takeover Laws;
(vi)
waive or release any person from, forebear in the enforcement of, or amend any confidentiality, standstill or similar contract or any standstill provisions of any other contract unless, solely in the case of this paragraph (vi), the BSQR Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the BSQR Board to BSQR and BSQR’s shareholders under applicable law, in which event the Acquired Companies may take the preceding actions described in this clause (iv) solely to the extent necessary to permit a third party to make, on a confidential basis, to the BSQR Board, an Acquisition Proposal; or

(vii)	resolve to do or agree or announce an intention to do any of the foregoing under the preceding clauses (iv) through (vi).
BSQR agreed to request, as promptly as reasonably practicable (and in any event within three (3) business days) following the date of the Merger Agreement, the discontinuation of access to any electronic or physical data room and prompt return or destruction of all non-public information previously furnished to any person (other than Parent and its affiliates) that had made or indicated an intention to make any Acquisition Proposal within the two (2) year period prior to the date of the Merger Agreement.
Notwithstanding the above limitations, if BSQR receives after the date of the Merger Agreement and prior to the Offer Acceptance Time a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, any Acquired Company and their representatives may contact such person or groups of persons solely to clarify and understand the terms and conditions of such Acquisition Proposal solely to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below). If the BSQR Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such an Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action (as described below) would be inconsistent with its fiduciary duties under applicable law, BSQR and its representatives may take the following actions:
(x)
furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to the Acquired Companies to the person or groups of persons who have made such Acquisition Proposal (provided, that substantially concurrently therewith (and in any event no later than twenty-four (24) hours), BSQR provides any such non-public information to Parent to the extent access to such information was not previously provided to Parent or its representatives); and

(y)	engage or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.
In the case of each of clauses (x) and (y) above, at or prior to the first time BSQR furnishes such information or participates in any such discussions or negotiations, BSQR must provide written notice to Parent of the required determination of the BSQR Board as described above, together with the identity of the person or group making such Acquisition Proposal. Under the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to BSQR than those contained in the Confidentiality Agreement effective June 12, 2023, between BSQR and Parent and (ii) does not prohibit BSQR from providing any of the information described above to Parent.
BSQR is required to notify Parent promptly (but in any event within twenty-four (24) hours) of the receipt by any Acquired Company or any representative thereof of any inquiry, proposal or offer with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. BSQR is further required to (i) provide Parent a copy of any written Acquisition Proposal and a summary of any material unwritten terms and conditions thereof, (ii) identify the person making such inquiry, proposal or offer, and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation).
“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, purchase or license, directly or indirectly, of assets of the Acquired Companies equal to twenty percent (20%) or more of the Acquired Companies’ consolidated assets or to which twenty percent (20%) or more of the Acquired Companies’ revenues or earnings on a consolidated basis are attributable, (B) issuance, purchase or acquisition, directly or indirectly, of twenty percent (20%) or more of the outstanding BSQR Common Stock or any other equity interests of any Acquired Company (whose business constitutes twenty percent (20%) or more of the net revenues, net income, EBITDA or assets of the Acquired Companies, taken as a whole), (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the outstanding BSQR Common Stock or any other equity interests of any Acquired Company (whose business constitutes twenty percent (20%) or more of the net revenues, net income, EBITDA or assets of the Acquired Companies, taken as a whole), (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Company that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the outstanding BSQR Common Stock or any other equity interests of any Acquired Company (whose business constitutes twenty percent (20%) or more of the net revenues, net income, EBITDA or assets of the Acquired Companies, taken as a whole), in each case other than the Transaction, or (E) or any combination of the foregoing, in each case of subclauses (A) through (D), whether in a single transaction or a series of related transactions.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal that the BSQR Board determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial and financing aspects (including certainty of closing) of such Acquisition Proposal and the person making such Acquisition Proposal and other aspects of such Acquisition Proposal that the BSQR Board deems relevant in accordance with its good faith judgment, and (B) if consummated, would result in a transaction more favorable to BSQR’s shareholders (solely in their capacity as such) from a financial point of view than the Transactions (including any changes to the terms of the Merger Agreement and the agreements contemplated by the Merger Agreement proposed by Parent pursuant to the terms thereof); provided, that for the purposes of the definition of “Superior Offer”, the references to 20% in the definitions of “Acquisition Proposal” shall be deemed to be references to 50%.
Nothing in the Merger Agreement prohibits BSQR from (i) taking and disclosing to BSQR’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, provided that any such position or disclosure will not be deemed to permit the BSQR Board to make a BSQR Adverse Change Recommendation (as defined below), except to the extent permitted by the Merger Agreement or (ii) making any disclosure to the shareholders of BSQR if the BSQR Board determines in its good faith judgment, after consulting with outside legal counsel, that a failure to make such disclosure would be inconsistent with the BSQR Board’s fiduciary duties to BSQR or its shareholders under applicable laws.
BSQR Board Recommendation Change. As described above, and subject to the provisions described below, the BSQR Board has determined to recommend that the shareholders of BSQR accept the Offer and tender their Shares to Merger Sub in the Offer. The foregoing recommendation is referred to herein as the “BSQR Board Recommendation.” The BSQR Board also agreed to include the BSQR Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Merger Sub to refer to such recommendation in this Offer to Purchase and documents related to the Offer.
Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the BSQR Board nor any committee thereof may:
(i)	withdraw, withhold or qualify (or modify in a manner adverse to Parent or Merger Sub) or publicly propose an intention to do any of the foregoing with respect to the BSQR Board Recommendation (it being understood that the BSQR Board Recommendation will be deemed to have been modified in a manner adverse to Parent if it shall no longer be unanimous);
(ii)	adopt, approve, endorse, recommend or declare advisable any Acquisition Proposal or publicly propose to take any of the foregoing actions;
(iii)
after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the BSQR Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time);

(iv)
following the commencement of a tender offer or exchange offer relating to the Shares by a person unaffiliated with Parent, fail to affirm the BSQR Board Recommendation and recommend that BSQR’s shareholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time); or

(v)
fail to include the BSQR Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to BSQR’s shareholders (any action described in the foregoing paragraphs (i) through (iv) is referred to as a “BSQR Adverse Change Recommendation”).

The Merger Agreement further provides that the BSQR Board will not approve, adopt, endorse, recommend or declare advisable, or propose to approve, adopt, endorse, recommend or declare advisable, or allow BSQR to execute or enter into any contract, letter of intent, agreement in principle, acquisition agreement or other contract with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, BSQR to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) entered into in compliance with the Merger Agreement.
At any time prior to the Offer Acceptance Time, the BSQR Board may make a BSQR Adverse Change Recommendation in response to a Superior Offer or terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer (provided that such Acquisition Proposal did not arise out of a breach of the non-solicitation provisions of the Merger Agreement). However, such action may only be taken if:
(i)	the BSQR Board determines in good faith (after consultation with its outside legal counsel) that the applicable Acquisition Proposal constitutes a Superior Offer;
(ii)	the BSQR Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;
(iii)
BSQR has given Parent prior written notice of its intention to consider making a BSQR Adverse Change Recommendation or terminating the Merger Agreement at least three (3) business days prior to making any such BSQR Adverse Change Recommendation or effecting such termination (a “Determination Notice”) and, if desired by Parent, during such three (3)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and

(iv)
BSQR (A) has provided, and has caused its representatives to provide, to Parent information with respect to such Acquisition Proposal, including the proposed definitive agreements (and any related agreements) among any Acquired Company and any person or group of persons making such Acquisition Proposal, (B) has given Parent the three (3)-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and (C) no earlier than the end of such three (3)-business day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with financial advisers of nationally recognized reputation and outside legal counsel, the BSQR Board has determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the BSQR Adverse Change Recommendation in response to such Superior Offer or terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law.
The foregoing paragraphs (i) through (iv) also apply to any change to any of the financial terms (including the form and amount of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) business days in the foregoing paragraphs (i) through (iv) shall be deemed to be two (2) business days.
Additionally, at any time prior to the Offer Acceptance Time, the BSQR Board may, subject to compliance with the other provisions summarized under this “ — BSQR Board Recommendation Change” heading, effect a BSQR Adverse Change Recommendation in response to an Intervening Event (as defined below). However, such action may be taken only if:
(i)
the action is made in response to a material fact or circumstance that was not known to the BSQR Board on the date of the Merger Agreement, which fact or circumstance, or the consequence or magnitude thereof, if unknown on such date, becomes known to the BSQR Board prior to the Offer Acceptance Time (an “Intervening Event”); provided that the following, individually or in the aggregate, will never constitute an Intervening Event: (a) any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (b) any change in the market price or trading volume of BSQR’s stock or change in BSQR’s credit ratings (provided that the underlying causes of any such change in price, volume or credit rating may constitute an Intervening Event to the extent not otherwise excluded by this definition); (c) BSQR meeting or exceeding internal or analysts’ expectations or projections (provided that the underlying causes thereof may constitute an Intervening Event to the extent not otherwise excluded by this definition); or (d) any fact or circumstance related to the Merger Agreement or any of the Transactions;

(ii)	the BSQR Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;
(iii)
BSQR has given Parent a determination notice at least three (3) business days prior to making any such BSQR Adverse Change Recommendation, and, if desired by Parent, during such period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent; and

(iv)
BSQR (A) has specified in reasonable detail the facts and circumstances relating to such Intervening Event that render such BSQR Adverse Change Recommendation necessary, (B) has given Parent the three (3)-business day period after such determination notice to propose revisions to the terms of the Merger Agreement or make another proposal, and (C) no earlier than the end of such three (3)-business day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the BSQR Board has determined, in good faith, that the failure to make the BSQR Adverse Change Recommendation in response to such Intervening Event would nonetheless be reasonably be likely to be inconsistent with the fiduciary duties of the BSQR Board to BSQR’s shareholders under applicable law.

The foregoing paragraphs (ii) through (iv) also apply to any material change to the facts and circumstances specified in clause (iv)(A) above and require a new determination notice under clause (iv)(A) above, except that the references to three (3) business days in connection therewith above in paragraphs (ii) through (iv) shall be deemed to be two (2) business days.
Termination. The Merger Agreement may be terminated as follows:
(i)	by mutual written consent of Parent and BSQR at any time prior to the Offer Acceptance Time;
(ii)	by either Parent or BSQR, at any time prior to the Offer Acceptance Time, if the consummation of the Merger has not occurred on or prior to midnight, Pacific Time on the End Date (i.e., April 10,

2024); provided, that this termination right will not be available to any party whose material breach of the Merger Agreement has been the principal cause of, or primarily resulted in, the Offer not being consummated by such date (such termination, an “End Date Termination”);
(iii)
by either Parent or BSQR if a governmental body of competent jurisdiction has issued an order, injunction, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Transactions illegal, which order, decree, ruling or other action is final and nonappealable; provided, that this termination right will not be available to any party whose material breach of the Merger Agreement has been the principal cause of, or primarily resulted in, the issuance of such final and nonappealable order, injunction, decree, ruling or other action;

(iv)
by Parent at any time prior to the Offer Acceptance Time, in the event that any of the following has occurred: (i) the BSQR Board’s failure to include the BSQR Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to BSQR’s shareholders; (ii) the BSQR Board has effected a BSQR Adverse Change Recommendation; or (iii) a tender or exchange offer, other than the Offer, relating to securities of BSQR has been commenced and the BSQR Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 as promptly as practicable after (but in any event within ten (10) business days of) the commencement of such tender or exchange offer, rejection of such tender or exchange offer; or (iv) the failure of the BSQR Board to publicly reaffirm the BSQR Board Recommendation as promptly as practicable (but in any event within three (3) business days, or, with respect to a tender offer or exchange offer subject to the preceding clause (iii), ten (10) business days) after Parent so requests in writing;

(v)
by BSQR, at any time prior to the Offer Acceptance Time, in order to accept, subject to compliance with the provisions summarized under “ — No Solicitation” and “ — BSQR Board Recommendation Change” above, a Superior Offer and substantially concurrently entered into a binding written definitive acquisition agreement providing for the consummation of a transaction which the BSQR Board has determined, in good faith, constitutes a Superior Offer; provided, that this termination will only be available to BSQR if (x) BSQR and any Acquired Company has not committed a breach under any of the provisions summarized under “ — No Solicitation” and “ — BSQR Board Recommendation Change” above, and (y) BSQR has paid the Termination Fee (as defined below) (such termination, a “Superior Offer Termination”);

(vi)
by Parent, at any time prior to the Offer Acceptance Time (so long as neither Parent nor Merger Sub is in material breach of any representation, warranty, covenant or obligation), if BSQR has breached any of its representations or warranties or has failed to perform any of its covenants or obligations pursuant to the Merger Agreement, such that the following conditions would not be satisfied and could not be cured by BSQR by the End Date, or if capable of being cured, have not been cured within thirty (30) days of receiving written notice from Parent of such breach or failure to perform (such termination, a “BSQR Breach Termination”):

(A)
the representations and warranties of BSQR regarding corporate matters (such as organization, organizational documents, standing, qualification, power and authority), authority relative to the Merger Agreement, certain capitalization matters, takeover laws, opinion of financial advisors and brokers’ fees and expenses shall be true and accurate in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in the foregoing representations and warranties) at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(B)
the representations and warranties of BSQR regarding certain capitalization matters shall be true and accurate in all respects except for any de minimis inaccuracies at and as of the date of the Merger Agreement and as of the Offer Acceptance Time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(C)	the representations and warranties of BSQR regarding an absence of a “Material Adverse

Effect”, and non-contravention of governance documents shall be true and accurate in all respects at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);
(D)
the representations and warranties of BSQR (other than those set forth in paragraphs (A) through (C) above) shall be true and accurate at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and accurate has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(E)	BSQR shall have complied with or performed in all material respects the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time.
(vii)
by BSQR at any time prior to the Offer Acceptance Time (so long as BSQR is not in material breach of any representation, warranty, covenant or obligation), if Parent or Merger Sub has breached any of their respective representations or warranties or has failed to perform any of their respective covenants or obligations, if such breach or failure would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer and the Merger by the End Date and such breach or failure could not be cured by Parent or Merger Sub, as applicable, by the End Date, or, if capable of being cured, has not been cured within thirty (30) days receiving written notice from BSQR of such breach or failure to perform;

(viii)
by Parent, at any time prior to the Offer Acceptance Time in the event of any material breach of the provisions summarized under “ — No Solicitation” (such termination, a “No Solicitation Termination”);

(ix)
by either Parent or BSQR if the Offer has expired or has been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) and where neither Merger Sub or Parent has any obligation to extend the Offer; provided, that this termination right will not be available to any party whose material breach of the Merger Agreement has been the principal cause of, or primarily resulted in, the Offer having expired or been terminated in such manner; or

(x)
by BSQR if following the expiration of the Offer, Merger Sub shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified by the Merger Agreement after the satisfaction, or to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent, of each of the Offer Conditions.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement shall be of no further force or effect and there shall be no liability on the part of any party (or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “ — BSQR Termination Fee” and “ — Parent Termination Fee” below, (ii) the Confidentiality Agreement shall survive and remain in full force and effect in accordance with its terms and (iii) termination will not relieve any party from liability for fraud or willful and material breach of the Merger Agreement.
BSQR Termination Fee. BSQR has agreed to pay Parent a termination fee of $1,250,000 in cash (the “BSQR Termination Fee”) if:
(i)	the Merger Agreement is terminated by BSQR pursuant to a Superior Offer Termination;
(ii)
the Merger Agreement is terminated by Parent, at any time prior to the Offer Acceptance Time, if (a) the BSQR Board has failed to include the BSQR Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to BSQR’s shareholders, or shall have made a BSQR Adverse Change Recommendation, (b) in the case of a tender offer or exchange offer subject to

Regulation 14D under the Exchange Act, other than the Offer, the BSQR Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer as promptly as practicable after (but in any event within ten (10) business days of) the commencement of such tender offer or exchange offer; or (c) the BSQR Board fails to publicly reaffirm the BSQR Board Recommendation as promptly as practicable (but in any event within three (3) business days, or, with respect to a tender offer or exchange offer subject to the preceding clause (b), ten (10) business days) after Parent so requests in writing;
(iii)
(a) after the date of the Merger Agreement, an Acquisition Proposal has been become publicly known (and not withdrawn), (b) thereafter, the Merger Agreement is terminated (1) by Parent or BSQR pursuant to an End Date Termination, or (2) by Parent pursuant to a BSQR Breach Termination and (c) within twelve (12) months after such termination, BSQR enters into a definitive agreement with respect to or consummated such Acquisition Proposal. However, for purposes of determining if the Termination Fee is payable, the term “Acquisition Proposal” has the meaning described in “ — No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”; or

(v)	the Merger Agreement is terminated because of BSQR’s material breach of its no solicitation obligations under the Merger Agreement.
Parent acknowledges that the BSQR Termination Fee does not constitute a penalty, but rather will constitute liquidated damages in a reasonable amount that will compensate Parent and Merger Sub for the disposition of their rights under the Merger Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision. In no event BSQR will be required to pay the BSQR Termination Fee on more than one occasion.
Parent Termination Fee. Parent has agreed to pay Parent a termination fee of $1,250,000 in cash (the “Parent Termination Fee”) if:
(i)
the Merger Agreement is terminated by BSQR at any time prior to the Offer Acceptance Time, if, subject to certain exceptions, a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Merger Sub shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Merger Sub from consummating the Transactions and such breach or failure cannot be cured by Parent or Merger Sub, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date BSQR any gives Parent written notice of such breach or failure to perform;

(ii)
the Merger Agreement is terminated by BSQR (i) if following the expiration of the Offer, Merger Sub shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in the Merger Agreement after the satisfaction, or to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent, of each of the Offer Conditions.

BSQR acknowledges that the Parent Termination Fee does not constitute a penalty, but rather will constitute liquidated damages in a reasonable amount that will compensate BSQR for the disposition of its rights under the Merger Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision. In no event Parent will be required to pay the Parent Termination Fee on more than one occasion.
BSQR Limited Liability. Parent’s receipt of the BSQR Termination Fee (if payable) will be the sole and exclusive remedy of Parent, Merger Sub and the Parent Related Parties against BSQR Related Parties for money damages in respect of the Merger Agreement, any agreement executed in connection therewith and the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Transaction or any claims or actions under applicable law arising out of any breach, termination or failure. Other than the BSQR Termination Fee, none of the BSQR Related Parties will have any further liability or obligation to any of Parent, Merger Sub or the Parent Related Parties relating to or arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplated thereby for any matters forming the basis of such termination. Parent’s receipt of the

BSQR Termination Fee will be the only monetary damages Parent and Merger Sub and each of their respective affiliates may recover from BSQR Related Parties in respect of the Merger Agreement, any agreement executed in connection therewith and the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Transaction or any claims or actions under applicable law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the BSQR Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplated thereby or any matters forming the basis of such termination (except that the Parties (or their affiliates) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the BSQR or any BSQR Related Party arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplated thereby or any matters forming the basis for such termination (except that the Parties (or their affiliates) will remain obligated with respect to, and BSQR may be entitled to remedies with respect to, the Confidentiality Agreement). Notwithstanding the foregoing, this limited liability will not limit the rights of Parent and Merger Sub under Section 9.5 of the Merger Agreement or relieve the BSQR or any of its affiliates from liability (1) for any intentional fraud or willful breach of the Merger Agreement or (2) for any breaches of the Confidentiality Agreement.
Parent Related Parties Limited Liability. BSQR’s receipt of the Parent Termination Fee (if payable) will be the sole and exclusive remedy of BSQR and the BSQR Related Parties against the Parent Related Parties for money damages in respect of the Merger Agreement, any agreement executed in connection therewith and the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Transaction or any claims or actions under applicable l arising out of any breach, termination or failure. Other than the Parent Termination Fee, none of the Parent Related Parties will have any further liability or obligation to any of BSQR or BSQR Related Parties relating to or arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplated thereby for any matters forming the basis of such termination. The BSQR’s receipt of the Parent Termination Fee will be the only monetary damages BSQR and its affiliates may recover from the Parent Related Parties in respect of the Merger Agreement, any agreement executed in connection therewith and the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Transaction or any claims or actions under applicable law arising out of any such breach, termination or failure, and upon payment of such amount, none of the Parent Related Parties will have any further liability or obligation to BSQR or its affiliates relating to or arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplated thereby or any matters forming the basis of such termination (except that the parties (or their affiliates) will remain obligated with respect to, and BSQR may be entitled to remedies with respect to, the Confidentiality Agreement). Notwithstanding the foregoing, this limited liability will not limit the rights of BSQR under Section 9.5 of the Merger Agreement or relieve Parent or Merger Sub from liability for any breaches of the Confidentiality Agreement. In no event will any of the BSQR Related Parties seek or obtain, nor will they permit any of their representatives or any other person acting on their behalf to seek or obtain, nor will any person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Termination Fee against any of the Parent Related Parties, and in no event will BSQR Group be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, other than the Parent Termination Fee when payable hereunder against the Parent Related Parties for, or with respect to, the Merger Agreement, the Transaction, the termination of the Merger Agreement, the failure to consummate the Transaction or any claims or actions under applicable law arising out of any such breach, termination or failure.
Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the Merger Agreement.
Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.
Offer Conditions. The Offer Conditions are described in Annex I — “Conditions to the Offer.”

Support Agreements
In connection with entering into the Merger Agreement, Parent and Merger Sub entered into the Support Agreements with the Supporting Shareholders, all of which collectively own approximately 17.3% of the outstanding Shares as of October 6, 2023.
Pursuant to the Support Agreements, each Supporting Shareholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Shareholder and any and all Shares acquired by such Supporting Shareholder after the date of the Support Agreements (including any Shares acquired upon the exercise of Company Options) (collectively, the “Subject Shares”). In addition, the Supporting Shareholders have agreed, if necessary, to vote his, her or its Subject Shares:
•
for the adoption of the Merger Agreement, in the event any vote or consent of the shareholders of BSQR is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the Transactions;

•
against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BSQR contained in the Merger Agreement, or of any Supporting Shareholder contained in the Support Agreements, or would result in any of the conditions to the Offer or Merger not being timely satisfied;

•	against any other acquisition proposal;
•	against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving BSQR (other than the Merger);
•
against any sale, lease, license or transfer of a material amount of the business or assets (including intellectual property rights and capital stock of the subsidiaries of BSQR) of any Acquired Company or any reorganization, recapitalization or liquidation of any Acquired Company;

•
against any change in the present authorized capitalization of BSQR or any amendment or other change to BSQR’s articles of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of BSQR’s capital stock;

•
against any other plan, proposal, arrangement, action, agreement or transaction involving any Acquired Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions; and

•	against any commitment or agreement to take any action inconsistent with any of the preceding clauses herein.
Each Supporting Shareholder also granted Parent an irrevocable proxy with respect to the foregoing.
The Supporting Shareholders further agreed to certain restrictions with respect to their Subject Shares, including restrictions on transfer.
The Support Agreements will terminate with respect to a particular Supporting Shareholder upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Support Agreements by written notice from Parent to the Supporting Shareholders, (iv) the mutual written consent of Parent and the Supporting Shareholder, or (v) an amendment, waiver or modification of the Merger Agreement resulting in (A) a decrease in the face value or a change in the form of the Offer Price, (B) an extension of the End Date (other than in accordance with the Merger Agreement) or (C) the imposition of conditions to the Offer other than those set forth in the Merger Agreement.
The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement which is filed as 99.2 of the Form 8-K Filed October 11, 2023.
Confidentiality Agreement
Effective as of June 12, 2023, BSQR and Kontron AG entered into a customary confidentiality agreement in connection with a possible transaction involving BSQR. Under the confidentiality agreement, Kontron AG agreed, subject to certain exceptions, to keep confidential any confidential information concerning BSQR furnished by BSQR to Kontron AG or its affiliates and representatives. Parent is an indirect, wholly owned subsidiary of Kontron AG. Kontron AG also agreed to abide by a nonsolicitation provision for a period of one year, and a standstill provision for a period of two years, which standstill restrictions can be waived in writing by the BSQR Board.The foregoing description of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the full text confidentiality agreement filed as Exhibit (d)(2) of the Schedule TO.
12.	Purpose of the Offer; Plans for BSQR.
Purpose of the Offer. The purpose of the Offer is for Merger Sub to acquire control of, and the entire equity interest in, BSQR. The Offer, as the first step in the acquisition of BSQR, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as promptly as practicable in accordance with Section 23B.11.030(9) of the WBCA.
If you sell your Shares in the Offer, you will cease to have any equity interest in BSQR or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in BSQR. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of BSQR.
Merger Without a Shareholder Vote. If the Offer is consummated and we acquire more than 66 2/3% of the Shares in the Offer (see Section 1 — “Terms of the Offer”), we will not seek the approval of the remaining public shareholders of BSQR before effecting the Merger under Section 23B.11.030(9) of the WBCA without a shareholders meeting and without action by the Company’s shareholders.
Plans for BSQR. As soon as practicable after the consummation of the Merger, Kontron will integrate the business, operations and assets of BSQR with Kontron’s existing business. The common stock of BSQR will be delisted and will no longer be quoted on NASDAQ.
To the best knowledge of Parent, except as set forth below and other agreements between BSQR and its executive officers and directors described in this Schedule TO and the Schedule 14D-9, there were, as of the date hereof, no employment, equity contribution or other agreements, arrangements or understandings between any executive officer or director of BSQR, on the one hand, and Kontron, Parent, Merger Sub, any of their affiliates or BSQR, on the other hand, and neither the Offer nor the Merger is conditioned upon any executive officer or director of BSQR entering into any such agreement, arrangement or understanding.
13.	Certain Effects of the Offer.
If, as a result of the Offer, Merger Sub and Parent collectively own Shares representing at least one Share more than 66 2/3% of the then outstanding Shares, Parent, Merger Sub and BSQR will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 23B.11.030(9) of the WBCA without prior notice to, or any action by, any other shareholder of BSQR as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if the conditions to the Merger set forth in the Merger Agreement are not satisfied or, to the extent permissible by applicable laws, waived as of such date, in which case on the first business day on which all conditions to the Merger set forth in the Merger Agreement are satisfied or, to the extent permissible by applicable laws, waived.
Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as promptly as practicable following the Offer Closing.
Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because there will only be one shareholder of the Surviving Corporation. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total shareholders. Immediately following the consummation of the Merger, we intend and will cause BSQR to delist the Shares from NASDAQ.
Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of BSQR to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by BSQR to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to BSQR, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of BSQR and persons holding “restricted securities” of BSQR to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause BSQR to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.
14.	Dividends and Distributions.
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, BSQR will not declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or ordinary shares (including the Shares) or set a record date therefor.
15.	Conditions to the Offer.
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (l) below. Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Merger Sub is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (described in clause (a) below), the Termination Condition (described in clause (j) below), the Governmental Impediment Condition (described in clause (i) below) and the CFIUS Approval Condition (described in clause (k) below) shall not be satisfied at one minute after 11:59 P.M., Eastern Time on the Expiration Date; or (B) any of the additional conditions described below has not been satisfied or waived in writing by Parent at or prior to the expiration of the Offer (except for conditions relating to governmental regulatory approvals):
a.
the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication);

b.
the representations and warranties of BSQR set forth in Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.3(b) and 3.3(e) (Capitalization, Etc.), 3.21 (Authority; Binding Nature of Agreement), 3.22 (Takeover Laws), 3.25 (Opinion of Financial Advisors) and 3.26 (Brokers and Other Advisors) of the Merger Agreement are true and accurate in all material respects (in each case, disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);
c.
the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c), and 3.3(d) (Capitalization, Etc.) of the Merger Agreement are true and accurate in all respects except for any de minimis inaccuracies at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

d.
the representations and warranties of the Company set forth in Section 3.5(b) (Absence of Changes; No Material Adverse Effect) and 3.23(a)(i) (Non-Contravention; Consents) of the Merger Agreement are true and accurate in all respects at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

e.
the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clauses (b) and (d) above) are true and accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

f.
BSQR has performed or complied with in all material respects the obligations, agreements or covenants it is required to perform or comply with under the Merger Agreement on or prior to the Offer Acceptance Time;

g.
since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

h.
Parent and Merger Sub have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the conditions set forth in paragraphs (b) through (g) above have been satisfied;

i.
there has not been issued any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Transactions nor shall any laws have been promulgated, enacted, issued or deemed applicable to any of the Transactions and there has been no action taken or any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger;

j.	the Merger Agreement has not been terminated in accordance with its terms; and
k.	to the extent required, CFIUS Approval shall have been received.
The foregoing conditions are for the sole benefit of Parent and Merger Sub, and, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and (except for the Minimum Condition and the Termination Condition) may be waived by Parent or Merger Sub, in whole or in part, in their sole discretion at any time and from time to time prior to the expiration of the Offer. The failure by Parent or Merger

Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time (except for conditions relating to governmental regulatory approvals).
Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the prior written consent of BSQR, Parent and Merger Sub may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
16.	Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 16, based on our examination of publicly available information filed by BSQR with the SEC and other information concerning BSQR, we are not aware of any governmental license or regulatory permit that appears to be material to BSQR’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to BSQR’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”
State Takeover Laws. A number of states (including Washington, where BSQR is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Section 23B.19 of the WBCA generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” Pursuant to Section 23B.19 of the WBCA, a “target company” means a Washington corporation that has a class of voting shares registered with the SEC pursuant to Section 12 or 15 of the Exchange Act, or a Washington corporation that has otherwise elected to be governed by Section 23B.19 in its articles of incorporation. The Company’s Shares are registered with the SEC pursuant to Section 12 of the Exchange Act and, therefore, the Company is subject to the Washington Takeover Act.
Pursuant to Section 23B.19 of the WBCA, an “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19 of the WBCA, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition.

Under Section 23B.19 of the WBCA, “significant business transactions” include, among other things: (1) a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; (2) a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition; (3) a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or (4) liquidating or dissolving the target corporation. After the five-year period, certain “significant business transactions” are further subject to certain “fair price” requirements, or in the alternative must be approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.
None of Merger Sub, Parent nor Kontron beneficially owned, either individually or as a member of a group, 10% or more of the voting power of the Company prior to October 11, 2023, the date of the Merger Agreement and the Support Agreements. Given the foregoing and the disclosure throughout the Offer to Purchase, we believe that this Offer to Purchase complies with the requirements of Section 23B.19 of the WBCA.
BSQR conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”
Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of BSQR (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer; and, in the Merger, shareholders will receive the same price per Share as the Offer Price.
Shareholder Approval Not Required. Section 23B.11.030(9) of the WBCA provides that shareholder approval of a merger is not required if certain requirements are met, including that (a) the plan of merger expressly permits or requires the merger to be effected as soon as practicable following consummation of the offer, (b) the acquiring company makes an offer to purchase any and all of the outstanding common stock of the company to be acquired that would be entitled to vote on the merger, (c) the offer discloses that the plan of merger states that the merger will be effected as soon as practicable following consummation of the offer, and that the shares not tendered in the offer will be treated as provided in (h) below, (d) the offer remains open for at least 10 days, (e) the offeror purchases all shares properly tendered in the offer and not properly withdrawn, (f) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 23B.11.030(9) of the WBCA, would be required to approve the merger, (g) the offeror or a wholly owned subsidiary of the offeror merges with or into the company, and (h) each outstanding share of the company not purchased in the offer is converted in the merger into, or into the right to receive, the same amount of consideration to be paid in accordance with the offer for each share that is tendered in response to the offer. In this Offer, we are utilizing Section 23B.11.030(9) of the WBCA and expressly disclosing all matters necessary to do so, including disclosing hereby that the Plan of Merger states that the Merger will be effected as soon as practicable following consummation of the Offer and that the shares not tendered will be converted in the Merger into, or into the right to receive, $1.90 per share, the same form and amount of consideration to be paid in the Offer for each share that is tendered.

If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that BSQR will not be required to submit the adoption of the Merger Agreement to a vote of the shareholders of BSQR. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and BSQR will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of shareholders of BSQR in accordance with Section 23B.11.030(9) of the WBCA.
Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer or to consummate the Merger. We may not waive the Minimum Condition without the consent of BSQR, and if BSQR provides such consent it would call a special meeting of shareholders to approve the Transaction. We are not required to request that BSQR waive the Minimum Condition.
17.	Dissenters’ Rights.
The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the WBCA and does not purport to be a complete statement of the procedures to be followed by BSQR shareholders desiring to exercise any available dissenters’ rights. The following discussion is qualified in its entirety by the full text of Chapter 23B.13 of the WBCA, which is attached to this Offer to Purchase as Annex I and is incorporated by reference herein.
No dissenters’ rights are available in connection with respect to Shares tendered and accepted for purchase in the Offer or the Merger. If the Merger is consummated, however, the BSQR shareholders that have not tendered their Shares will have certain rights under Chapter 23B.13 of the WBCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. BSQR shareholders that perfect these rights by complying with the procedures set forth in Chapter 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value from the Parent (the “Dissenting Shares”). Any determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any BSQR shareholder who demands appraisal under Chapter 23B.13 fails to perfect, or effectively withdraws or loses his or her right to dissent as provided in the WBCA, each of the Shares of such holder will be converted into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to the Merger Agreement), and such Shares shall not be deemed to be Dissenting Shares.
THIS OFFER TO PURCHASE CONSTITUTES THE FORMAL NOTICE OF DISSENTERS’ RIGHTS UNDER CHAPTER 23B.13 OF THE WBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCA. Failure to follow the steps required by the WBCA for perfecting dissenters’ rights may result in the loss of such rights. BSQR shareholders who tender shares in the Offer will not have dissenters’ rights.
18.	Fees and Expenses
Parent has retained D.F. King & Co., Inc. to be the Information Agent and Broadridge Corporate Issuer Solutions, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.	Miscellaneous
The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.
Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. BSQR has advised Merger Sub that it will file with the SEC on the date on which Parent and Merger Sub file documents with respect to the Offer its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the BSQR Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning BSQR” above.
Kontron Merger Sub., Inc.
October 24, 2023

SCHEDULE I — INFORMATION RELATING TO KONTRON AG, PARENT AND MERGER SUB
Kontron AG
The following table sets forth information about Kontron AG’s directors and executive officers as of October 11, 2023. The current business address of each person is Kontron AG, Industriezeile 35, 4020 Linz, Austria, and the business telephone number is +43 1 80191 0.
Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years	Citizenship
Claudia Badstöber
Ms. Badstöber serves as Chairwoman and a Supervisory Board Member of Kontron AG. She has also served as Managing Director for each of Austro Holding AG, Grosso Holding GmbH, Austro Immo GmbH, AGI Immo GmbH, AIPV Projektentwicklungs- und Verwaltungs GmbH, Wirtschaftspark Gstad Projektentwicklungs- und Verwaltungs GmbH, Mycroft Holding GmbH, HeHo Beteiligungs GmbH, Gmünd Liegenschaftsverwaltungs GmbH & Co KG, G&I Immobilien Holding GmbH, EDDA Beteiligungs GmbH, Elektronische Datenverarbeitung GmbH, and FO GMU GmbH since January 2019. She also served as a Supervisory Board Member of Austro Holding GmbH from May 2017 to May 2019, a Supervisory Board Member of LLB Immo Kapitalanlagegesellschaft m.b.H from August 2014 to August 2019, and a Supervisory Board Member of LLB Invest Kapitalanlagegesellschaft m.b.H. from February 2012 to September 2019. She also served as Chief Financial Officer of Liechtensteinische Landesbank (Österreich) AG (former Semper Constantia Privatbank Aktiengesellschaft) from February 2011 to August 2019.
Austria
Bernhard Chwatal
Mr. Chwatal serves as First Vice Chairman and a Supervisory Board Member of Kontron AG. He has also served as Managing Director at LH26 Liegenschaftsverwaltung GmbH since January 2018, Managing Director of BCSK Biocid GmbH since April 2017, Managing Director at CableRunner Germany Glasfasernetzbau GmbH since June 2010, Managing Director at CableRunner International GmbH since 2008, and Managing Director at B.Chwatal Beratungs- und Beteiligungs gesellschaft since 2004. He also serves as a Supervisory Board Member of Topalit GmbH and Austro Immo GmbH. From January 2018 to January 2021, he served as Chief Executive Officer at Waagner Biro AG, Waagner-Biro Bridge Systems AG, Waagner-Biro Immobilienverwaltungs GmbH and Waagner-Biro Beteiligungsverwaltungs GmbH.
Austria
Fu-Chuan Chu
Mr. Chu serves as Second Vice Chairman and a Supervisory Board Member of Kontron AG. He has also served as Chief Executive Officer of Ennoconn Corporation since 2012. He also serves as a member of the management board of Ennoconn (Suzhou) Technology Co., Ltd, a director of Ennoconn International Investment Co., Ltd., a director of EnnoMech Precision Co., Ltd., Chairman of Poslab Technology Co. Ltd., Chairman of AIS Cayman Technology Group, Managing Director of Vecow Co., Ltd., a director of Enga Technology Co., Ltd., and chairman of Dexatek Technology Ltd. He has served as a director of Marketech International Corp. since 2019, chairman and director of CASwell, Inc. since 2014, and chairman and director of Goldtek Technology Co., Ltd. since 2014.
Taiwan
Joseph John Fijak	Mr. Fijak serves as a Supervisory Board Member of Kontron AG. He also serves as the Global Executive Vice President/Chief Operating	United States

Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years	Citizenship
Officer of Foxconn Technology Group (a subsidiary company Ennoconn Corporation).
You-Mei Wu
Ms. Wu serves as a Supervisory Board Member of Kontron AG. She also serves as a Supervisory Board Member of Marketech International Corporation. She served as Chief Financial Officer and Spokesperson of Ennoconn Corporation from August 2018 to August 2022.
China
Hannes Niederhauser
Mr. Niederhauser has served as Chief Executive Officer of Kontron AG since 2012. He has also served as a Supervisory Board member for KATEK SE since January 2021 and as a Supervisory Board Member at startup300 AG since October 2021.
Austria
Clemens Billek
Mr. Billek has served as Chief Financial Officer of Kontron AG since January 2022, Chief Commercial Officer of Kontron AG since February 2022 and a director of drd GmbH since January 2018. He previously served as Head of Office for the Austrian Takeover Commission (Übernahmekommission) from June 2018 to January 2021.
Austria
Michael Riegert
Mr. Riegert has served Chief Operating Officer, IoT Europe of Kontron AG since January 2022 and Chief Executive Officer of Kontron Europe GmbH since January 2021. He previously served as Chief Executive Officer of Kontron Transportation GmbH from January 2019 to November 2021, Chief Executive Officer of Kontron Transportation Deutschland GmbH from January 2019 to November 2021, and Executive Vice President Asia & America of Kontron AG from January 2017 to July 2019.
Germany
Peter Sturz	Mr. Sturz has served as the Chief Operating Officer of Kontron AG since 2012.	Austria
Parent
The following table sets forth information about Parent’s directors and executive officers as of October 11, 2023. The current business address of each person is Kontron America, Incorporated, 9477 Waples Street, San Diego, California 92121, and the business telephone number is (888) 294-4558.
Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years	Citizenship
Philipp Schulz
Mr. Schulz has served as EVP, Interim Management at Kontron AG and a Director of Parent since October 2022. He has also been self-employed as a consultant since August 2020. He previously served as Chief Executive Officer at voestalpine Wire Technology GmbH from April 2018 to May 2020. Mr. Schulz is also a Director and the President of Merger Sub.
Austria
Thomas Ebner
Mr. Ebner serves as Director of Parent. Mr. Ebner has served as Chief Operating Officer at Parent since 2019 and served as General Manager of Parent from 2019 to 2022. Previously, he served as VP, Head of Global Sourcing, at Parent from 2016 to 2019.
Austria
Ted Christiansen
Mr. Christiansen has served as Chief Executive Officer of Parent since August 2023. Prior to joining Parent, he served as Founder of Tailwater Digital LLC from August 2022 to August 2023 and September 2020 to April 2021. He also served as Chief Executive
United States

Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years	Citizenship

Officer of KW International from April 2021 to August 2022 and as Chief Executive Officer & Managing Director at Voestalpine Tubulars GmbH & Co KG from August 2016 to September 2020. Mr. Christiansen is also a Director and the Secretary of Merger Sub.

Helmut Fischer
Mr. Fischer has served as Chief Financial Officer of Kontron Europe GmbH since March 2019, as a director and Chief Financial Officer of Parent since February 2021 and a director of Kontron Canada Inc. since November 2020. Mr. Fischer is also a Director and the Treasurer of Merger Sub.
Germany
Merger Sub
The following table sets forth information about Merger Sub’s directors and executive officers as of October 11, 2023. The current business address of each person is 9477 Waples Street, San Diego, California 92121, and the business telephone number is (888) 294-4558.
Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years	Citizenship
Philipp Schulz
Mr. Schulz is a Director and the President of Merger Sub. He has also served as EVP, Interim Management at Kontron AG and a Director of Parent since October 2022. He has also been self-employed as a consultant since August 2020. He previously served as Chief Executive Officer at voestalpine Wire Technology GmbH, from April 2018 to May 2020.
Austria
Helmut Fischer
Mr. Fischer is a Director and the Treasurer of Merger Sub. He has also served as Chief Financial Officer of Kontron Europe GmbH since March 2019, as Chief Financial Officer of Parent since February 2021, as a director of Kontron Canada Inc. since November 2020 and as a director of Parent since February 2017.
Germany
Ted Christiansen
Mr. Christiansen is a Director and the Secretary of Merger Sub. He has also served as Chief Executive Officer of Parent since August 2023. Prior to joining Parent, he served as Founder of Tailwater Digital LLC from August 2022 to August 2023 and September 2020 to April 2021. He also served as Chief Executive Officer of KW International from April 2021 to August 2022 and as Chief Executive Officer & Managing Director at Voestalpine Tubulars GmbH & Co KG from August 2016 to September 2020.
United States

Annex I
Chapter 23B.13 RCW
DISSENTERS’ RIGHTS
Sections
23B.13.010	Definitions.
23B.13.020	Right to dissent.
23B.13.030	Dissent by nominees and beneficial owners.
23B.13.200	Notice of dissenters’ rights.
23B.13.210	Notice of intent to demand payment.
23B.13.220	Dissenters’ rights—Notice.
23B.13.230	Duty to demand payment.
23B.13.240	Share restrictions.
23B.13.250	Payment.
23B.13.260	Failure to take corporate action.
23B.13.270	After-acquired shares.
23B.13.280	Procedure if shareholder dissatisfied with payment or offer.
23B.13.300	Court action.
23B.13.310	Court costs and counsel fees.
RCW 23B.13.010
Definitions.
As used in this chapter:
(1)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
(3)
“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)
“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)
“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7)	“Shareholder” means the record shareholder or the beneficial shareholder.
RCW 23B.13.020
Right to dissent.
(1)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(a)
A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, or would have been required but for the provisions of RCW 23B.11.030(9), and the shareholder was, or but for the provisions of RCW 23B.11.030(9) would have been, entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b)	A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;
(c)
A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;

(d)
An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e)	Any action described in RCW 23B.25.120;
(f)
Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(g)
A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

(2)
A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)	The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:
(a)	The proposed corporate action is abandoned or rescinded;
(b)	A court having jurisdiction permanently enjoins or sets aside the corporate action; or
(c)	The shareholder’s demand for payment is withdrawn with the written consent of the corporation.
RCW 23B.13.030
Dissent by nominees and beneficial owners.
(1)
A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:
(a)
The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)	The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
RCW 23B.13.200
Notice of dissenters’ rights.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders’ meeting but for the provisions of RCW 23B.11.030(9), the offer made pursuant to RCW 23B.11.030(9) must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(3)
If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

RCW 23B.13.210
Notice of intent to demand payment.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11.030(9), a shareholder who wishes to assert dissenters’ rights with respect to any class or series of shares:

(a)
Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11.030(9) written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected; and

(b)	Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.
(3)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(4)	A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder’s shares under this chapter.
RCW 23B.13.220
Dissenters’ rights—Notice.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11.030(9), the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.

(3)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.

(4)
In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.

(5)
In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.
(6)	Any notice under subsection (1), (2), (3), (4), or (5) of this section must:
(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(c)
Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)
Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and

(e)	Be accompanied by a copy of this chapter.
RCW 23B.13.230
Duty to demand payment.
(1)
A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)
The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)
A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240
Share restrictions.
(1)
The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
RCW 23B.13.250
Payment.
(1)
Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)	The payment must be accompanied by:
(a)
The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)	An explanation of how the corporation estimated the fair value of the shares;
(c)	An explanation of how the interest was calculated;

(d)	A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and
(e)	A copy of this chapter.
RCW 23B.13.260
Failure to take corporate action.
(1)
If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270
After-acquired shares.
(1)
A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280
Procedure if shareholder dissatisfied with payment or offer.
(1)
A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)
The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
(c)
The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)
A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300
Court action.
(1)
If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)
The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)
The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)
Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310
Court costs and counsel fees.
(1)
The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or
(b)
Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, LLC
(855) 793-5068
shareholder@Broadridge.com
If delivering by hand, express mail, courier, or other expedited service	If delivering via a USPS Service:

Broadridge Corporate Issuer Solutions, LLC Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge Corporate Issuer Solutions, LLC Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717
Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005
Email: BSQR@dfking.com

Shareholders may call toll free: (800) 967-5084

Banks and Brokers may call collect: (212) 269-5550